BAYTEX CONFERENCE CALL AND WEBCAST ON FIRST QUARTER 2023
RESULTS TO BE HELD ON MAY 5, 2023

CALGARY, ALBERTA (April 27, 2023) - Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) will release its 2023 first quarter financial and operating results after the close of markets on Thursday May 4, 2023. A conference call and webcast will be held on Friday May 5, 2023 to discuss the results:

Date: Friday May 5, 2023

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 1-416-915-3239 (Toronto Local and International)

  1-800-319-4610 (North America Toll-Free)

Webcast:                   http://services.choruscall.ca/links/baytex2023q1.html

An archived recording of the conference call will be available shortly after the event by accessing the webcast link above.  The conference call will also be archived on the Baytex website at www.baytexenergy.com.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number:  1-800-524-5521

Email: investor@baytexenergy.com